# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Mexico Fund, Inc., CIK 0000065433
CUSIP: 592835102
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 6700 Alexander Bell Drive, Suite 200, Columbia, Maryland (MD), 21046
Date of event which requires filing of this statement: 01/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001166559

## Reporting persons
- Gates Foundation Trust: type of reporting person: other (OO); citizenship or place of organization: Washington (WA); sole voting power 735,828; shared voting power 0; sole dispositive power 735,828; shared dispositive power 0; aggregate amount beneficially owned 735,828 (5% of the class)
  Comment: For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), all common stock ("Common Stock") of The Mexico Fund, Inc. (the "Issuer") beneficially owned by Gates Foundation Trust (the "Trust") may be deemed to be beneficially owned by William H. Gates III ("WHG" and together with the Trust, the "Reporting Persons") as Trustee of the Trust.
  
  Item 11 is based on 14,640,448 shares of Common Stock outstanding as of January 17, 2025, as reported on the Issuer's Schedule 14A filed on January 30, 2025.
- William H. Gates III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 735,828; shared voting power 0; sole dispositive power 735,828; shared dispositive power 0; aggregate amount beneficially owned 735,828 (5% of the class)
  Comment: The Trust beneficially owns 735,828 shares of Common Stock of the Issuer. For purposes of Rule 13d-3 under the Exchange Act, all Common Stock beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III as Trustee of the Trust.
  
  Item 11 is based on 14,640,448 shares of Common Stock outstanding as of January 17, 2025, as reported on the Issuer's Schedule 14A filed on January 30, 2025.

## Item 1. Issuer
Name of issuer: The Mexico Fund, Inc.
Address of issuer's principal executive offices: 6700 Alexander Bell Drive, Suite 200 Columbia, MD, 21046

## Item 2. Person Filing
Name of person filing:
Gates Foundation Trust and William H. Gates III.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and each expressly disclaims membership in a group.
Address of principal business office or, if none, residence:
The Trust - 2365 Carillon Point, Kirkland, Washington 98033

WHG - 500 Fifth Avenue North, Seattle, Washington 98109
Citizenship:
The Trust is a charitable trust organized under the laws of the State of Washington.

WHG is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: 5.0
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement by and between Gates Foundation Trust and William H. Gates III

## Signatures
- Gates Foundation Trust: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact for the Trustee, William H. Gates III (02/06/2025)
- William H. Gates III: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact (02/06/2025)
Comment: Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III as Trustee, filed as Exhibit 99.5 to Cascade Investment, L.L.C.'s Schedule 13D with respect to Grupo Televisa, S.A.B., on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.